NEWS RELEASE(Summary)

The Daiei, Inc.
May 23, 2002

Information about Reduction of Share Capital and the Reverse Stock Split

The Daiei, Inc. (the "Company") would like to inform you that, at the 51st Ordinary General Meeting of Shareholders and the Class Meeting of Shareholders held on May 23,2002,the Company has determined Reduction of Share Capital and the Reverse Stock Split, each of which is stated in the Particulars below.

Particulars

1.Reduction of Share Capital

(1)Details of Capital Reduction

①Amount of Capital Reduction

Our capital amount ¥112,030,139,136 is reduced ¥111,530,139,136 to ¥500,000,000.

②Method of Capital Reduction

Capital reduction without compensation is planned.

(2)Reason of Capital Reduction

We drafted the Daiei Group's "New Three-year Business Plan." in order to accelerate the restoration of the Daiei Group, and decided to further improve our core retail business by "clearing away the negative legacy." We would implement the capital reduction as listed above, in order to partly compensate the deficit due to the drastic restructuring and structural innovation based on this program.

2.The Reverse Stock Split of the First Preferred Stocks

(1)Purpose of the Reverse Stock Split

The reverse stock split of the first type A and type B preferred stocks will be implemented to decrease the number of the dilative securities and to reduce the possible dividend payment for the preferred stocks in the future to achieve the Daiei Group "New Three-year Business Plan."

(2)Procedure of the Reverse Stock Split

①As for the 45 million shares of the outstanding first type A preferred stocks, they will be consolidated into 4.5 million shares by consolidating each 10 shares into one share.

②As for the 45 million shares of the outstanding first type B preferred stocks, they will be consolidated into 4.5 million shares by consolidating each 10 shares into one share.

3. The Reverse Stock Split of the Common Stocks

(1)Purpose of the Reverse Stock Split

The reverse stock split of the common stocks will be implemented to adjust the number of the outstanding common stocks in connection with the implement of the Daiei Group "New Three-year Business Plan."

In order to avoid the change in the common stocks' shareholders' right, we will decrease the number of a unit stock from 1,000 shares to 500 shares at the same time of the reverse stock split.

(2)Procedure of the Reverse Stock Split

As for the 713,696,018 shares of the outstanding common stocks, consolidating each 2 shares into one share will consolidate them into 356,848,009 shares.

<Note>

Schedule of Reduction of Share Capital and of the Reverse Stock Split is as follows.

1. Reduction of Share Capital

May 23,2002	Determined at the Meeting of Shareholders
June 27,2002	The last day of the creditors raising objection
June 28,2002	The date that the reduction of share capital come into effect.

2.The Reverse Stock Split

May 23,2002	Determined at the Meeting of Shareholders
May 25-June 27,2002	The term for the shareholders introducing the stock certificates
24-27,June,2002	Stop exchange the stocks
June 27,2002	The last day of the shareholders introducing the stock certificates
June 28,2002	The date that the regulations for the reverse stock split come into effect